**Exhibit 99.1**

Contact:

**Thomas Chan-Soo Kang**
Chief Executive Officer
North Asia Investment Corporation
(822) 2198-3330

FOR IMMEDIATE RELEASE

**NORTH ASIA INVESTMENT CORP.**
**ANNOUNCES PFIC STATUS FOR 2009**

**Seoul, Korea**, April 7, 2010 — North Asia Investment Corporation (AMEX: NHR), (the "Company") announced today that because more than 75% of the Company's gross income for its fiscal year ended June 30, 2009 was passive income, i.e. $243,656 in interest earned, and the Company will not have completed a business combination until at the earliest after the third quarter of its fiscal year ending June 30, 2010, the Company will be classified as a passive foreign investment company ("PFIC") for Federal income tax purposes for the fiscal year ended June 30, 2009. U.S. shareholders of a PFIC are generally taxable at ordinary income tax rates on any gain realized upon a disposition of their PFIC stock.

A U.S. shareholder of a PFIC is permitted to elect to treat its interest in the Company as a "Qualified Electing Fund" which election is referred to as a "QEF election," and to report each year for U.S. Federal income tax purposes its pro rata share of the Company's earnings. For its fiscal year ended June 30, 2009, NAIC had no earnings and expects to have no earnings for the fiscal year beginning July 1, 2009. A QEF election is made by the shareholder attaching a completed IRS Form 8621 to a timely filed U.S. Federal income tax return, as extended. The Company will file a Report of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission that will include a 2009 PFIC Annual Information Statement providing U.S. shareholders with all the information they will need to make a QEF election.

The Company's classification as a PFIC may have adverse U.S. federal income tax consequences to U.S. shareholders of the Company. For further information on such tax consequences in connection with the Company's previously announced business combination with Pacific City Financial Corporation ("Pacific City"), please read the section titled "*The Merger Proposal - Material U.S. Federal Income Tax Considerations*" included in the Registration Statement on Form S-4 filed by Pacific City on March 8, 2010 with the Securities and Exchange Commission, as such may be amended from time to time.

THIS ANNOUNCEMENT SHOULD NOT BE CONSIDERED TAX ADVICE. INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE CONSEQUENCES OF OWNERSHIP OF OR INVESTING IN THE COMPANY'S ORDINARY SHARES.

**Forward-Looking Statements**

This press release may contain forward-looking statements. These forward-looking statements inherently involve risks and uncertainties that are detailed in the Company's filings with the Securities and Exchange Commission and, therefore, actual results could differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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